Correspondence

Suite 2400
865 South Figueroa Street
Los Angeles, CA 90017-2566

Andrew Bond
213.633.8666 tel
213.633.6899 fax

andrewbond@dwt.com

October 4, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Ada Sarmento
Suzanne Hayes
Keira Nakada
Mark Brunhofer

Re:	Tower One Wireless Corp.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed May 9, 2017
Form 20-F/A for the Fiscal Year Ended December 31, 2016
Filed September 12, 2017
File No. 000-55103

Ladies and Gentlemen:

On behalf of our client, Tower One Wireless Corp. (the “Company”), we are responding to the comment letter dated September 25, 2017 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, as amended and restated on September 12, 2017 (the “Annual Report”).

To facilitate the Commission’s review, we have reproduced below the comments contained in the Comment Letter in italics, and included under each comment the Company’s response.

Securities and Exchange Commission
October 4, 2017

General

1.

Please file the Shell Company Report on Form 20-F associated with your transaction with Tower Three SAS as required by Securities Exchange Act of 1934 Rule 13a-19 and Item 3-05 of Regulation S-X. Otherwise explain to us why information about Tower Three SAS is not required to be filed.

Response

We advise the Commission that the Company had previously determined that it was not a “shell company”, as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) immediately before the Company’s transaction with Tower Three SAS (the “Tower Three Transaction”) was completed on January 12, 2017. Accordingly, we respectfully submit that the Company is not required to file a Form 20-F under Rule 13a-19 under the Exchange Act.

Shell Company Test

Under Rule 12b-2 of the Exchange Act, the term “shell company” means a registrant other than an asset-backed issuer that has:

(1) No or nominal operations; and
(2) Either:

(i) No or nominal assets;
(ii) Assets consisting solely of cash and cash equivalents; or
(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Although in the Commission’s Final Rule dated July 15, 2005 (Release Nos. 33-8587 and 34-52038) (the “July 2005 Final Rule”) the Commission stated that it would not define what constituted “nominal” on the basis that doing so would make circumventing the intent of the regulations and the fraudulent misuse of shell companies easier, the Commission seemed to imply in assessing the issue in conjunction with the filing of a Form S-8 by a shell company that a shell company does “not operate a business.” See page 4 to the July 2005 Final Rule. We respectfully submit on behalf of the Company that the Company was operating a business immediately before the Tower Three Transaction and had assets beyond cash and cash equivalents and nominal other assets at such time.

Company Operations

We advise that as disclosed in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016, which was made available on SEDAR and furnished to the Commission on a Form 6-K, that throughout the

Securities and Exchange Commission
October 4, 2017

fiscal year ended December 31, 2016 and up until the completion of the Tower Three Transaction on January 12, 2017, the Company’s management was focused on developing late stage clinical therapies and in-licensed compounds for fibrosis, erectile dysfunction and other indications while also actively looking at other opportunities for growth. In furtherance thereof, the Company entered into a 50-50 joint venture to develop an early stage immune boosting herbal supplement, BP 120, with Truevita Supplements in March 2016. In order to develop BP 120, execute the Company’s strategic focus to actively look at additional opportunities for growth, and to address other operational issues concerning the Company as they arose, the Company maintained an executive team consisting of a Chief Executive Officer and Chief Financial Officer (who was paid a salary) throughout the fiscal year ended December 31, 2016, paid two consultants to assist with such operations, and incurred a total of $425,809(Cdn) in expenses during that period. Consequently, we respectively submit that the operations of the Company immediately prior to the completion of the Tower Three Transaction on January 12, 2017, do not constitute “nominal operations” for the purpose of determining shell company status under Rule 12b-2 of the Exchange Act.

Company Assets

We further advise the Commission that despite selling certain of its technology assets (related to fibrosis and erectile dysfunction) to Forge Therapeutics Inc. in 2015, that the Company had as at December 31, 2016, just prior to the completion of the Tower Three Transaction on January 12, 2017, $230,097(Cdn) in aggregate non-cash (or cash equivalent) assets, which we respectfully submit do not constitute “nominal assets” for the purpose of determining shell company status under Rule 12b-2 of the Exchange Act.

2.

We note that your interim financial information for March 31, 2017 and June 30, 2017 is available on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR). Please furnish this information on Forms 6-K as stipulated in General Instruction B to Form 6-K and Securities Exchange Act Rule 13a - 16. Otherwise, tell us why your information is not required to be furnished on Forms 6-K.

Response

We confirm that on September 29, 2017, the Company furnished to the Commission on a Form 6-K through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (EDGAR), the Company’s interim financial information as at and for the periods ended March 31, 2017 and June 30, 2017 that had previously been made available by the Company on SEDAR.

Exhibit 99.1: Financial Statements
Independent Auditors' Report, page 1

Securities and Exchange Commission
October 4, 2017

3.

Please confirm that, if relevant in future periods, you will have your auditors provide audit reports that definitively state whether there is a substantial doubt in your ability to continue as a going concern in future filings. In this regard, your auditors' statement in their report that a material uncertainty exists that may cast significant doubt about your ability to continue as a going concern is not definitive. See paragraphs 12 and 13 of PCAOB Auditing Standard 2415.

Response

The Company acknowledges your comment and advises that it will ensure that the Company’s auditors will, if relevant in future filings with the Commission, provide audit reports that definitively state whether there is a substantial doubt in the Company’s ability to continue as a going concern as required in paragraphs 12 and 13 of PCAOB Auditing Standard 2415.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (213) 633-8666 or by email at andrewbond@dwt.com.

Yours truly,

DAVIS WRIGHT TREMAINE LLP

/s/ Andrew J. Bond
Andrew J. Bond

cc: Abbey Abdiye, Tower One Wireless Corp.